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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
ReGen Biologics, Inc.

Full Name of Registrant

Former Name if Applicable

509 Commerce Street, 1st Floor, East Wing

Address of Principal Executive Office (Street and Number)
Franklin Lakes, NJ 07417

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
ReGen Biologics, Inc. (the “Company”) will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the required filing date, however the Company expects that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.
As previously reported in the Company’s Current Report on Form 8-K, filed on November 13, 2006, the management of the Company voluntarily initiated and conducted, and the Audit Committee of the Board of Directors oversaw, a review of the Company’s historical stock option granting and accounting practices. The review was conducted with the assistance of outside legal counsel. The Company has concluded that there were errors in the measurement dates of certain grants for accounting purposes, and has determined that the accounting for these grants needs to be adjusted.
Based upon the results of its review, the Company has determined that for certain grants made between July 2002 and March 2006, the measurement dates used by the Company were incorrect. As a result of the errors in grant measurement dates, the Company currently estimates that it should have recognized approximately $1.2 million (unaudited) cumulative additional non-cash stock-based compensation expense, for the years ended 2003 through 2005, and the first two quarters of 2006. While the impact of the additional non-cash stock-based compensation expense in any individual year is not considered material, the cumulative impact of such expense is material. Accordingly, the Audit Committee of the Board of Directors of the Company determined, after consultation with management and with the concurrence of the Company’s independent registered public accounting firm, Ernst & Young LLP, that the Company will restate its consolidated financial statements for the years ended December 31, 2005, 2004, 2003, the period from December 21, 1989 (inception) to December 31, 2005, and the quarters ended March 31, 2006 and June 30, 2006, to include the additional expense.
The Company is presently finalizing its analysis of the additional compensation expense that should have been recognized in each of the respective periods, and anticipates filing (i) an amended and restated Annual Report on Form 10-K for the year ended December 31, 2005, (ii) an amended and restated Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and (iii) an amended and restated Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. In each case, although Company been working diligently to file its amended reports within the time period prescribed for filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the Company has been unable to timely file such reports without unreasonable effort or expense. The Company anticipates filing the amended and restated reports, together with its Quarterly Report on Form 10-Q for the period ended September 30, 2006, by the fifth calendar day following the prescribed due date for such Quarterly Report on Form 10-Q.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Brion Umidi	(201)	651-3515

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously reported, the management of the Company voluntarily initiated and conducted, and the Audit Committee of the Board of Directors oversaw, a review of the Company’s historical stock option granting and accounting practices. The review was conducted with the assistance of outside legal counsel. The Company has concluded that there were errors in the measurement dates of certain grants for accounting purposes, and has determined that the accounting for these grants needs to be adjusted.
Based upon the results of its review, the Company has determined that for certain grants made between July 2002 and March 2006, the measurement dates used by the Company were incorrect. Of approximately 9.8 million options granted during the review period, the Company identified a total of approximately 8.2 million options, granted in eight groups of awards, for which the individual grant documents were dated as of a different date than the date on which the terms and recipients of the respective awards were determined with finality. The Company had treated the date of the individual grant documentation as the accounting measurement date for determining stock-based compensation expense for each grant. However, the Company has determined that the proper accounting measurement date for these grants should be the date on which the option terms and recipients were determined with finality. In certain circumstances, the final determination of terms and recipients of an award was made on a later date than the grant documentation date. The Board of Directors is considering, and expects to adopt prior to the end of the Company’s fiscal year, new stock option granting procedures designed to ensure that options are recorded with the correct grant and measurement dates. Until such procedures are adopted, the Company does not plan to issue additional stock option awards.
As a result of the errors in grant measurement dates, the Company currently estimates that it should have recognized approximately $1.2 million (unaudited) cumulative additional non-cash stock-based compensation expense, for the years ended 2003 through 2005, and the first two quarters of 2006. While the impact of the additional non-cash stock-based compensation expense in any individual year is not considered material, the cumulative impact of such expense is material. Accordingly, the Audit Committee of the Board of Directors of the Company determined, after consultation with management and with the concurrence of the Company’s independent registered public accounting firm, Ernst & Young LLP, that the Company will restate its consolidated financial statements for the years ended December 31, 2005, 2004, 2003, the period from December 21, 1989 (inception) to December 31, 2005, and the quarters ended March 31, 2006 and June 30, 2006, to include the additional expense.
*     *     *
This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “expects,” “will,” and similar words and their variations. Forward-looking statements involve known and unknown risks, uncertainties and other factors, are based on management’s current expectations and are subject to uncertainty and changes in circumstances. The Company’s actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and reported results should not be considered as an indication of future performance. Potential risks and uncertainties include, among other things: (1) the Company’s review, restatement and filing of its amended historical financial statements; (2) costs incurred by the Company in connection with the Company’s review and any resulting investigation; and (3) the additional risks and important factors described in the Company’s SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2005, which is available at the SEC’s website at http://www.sec.gov. All of the information in this Notification of Late Filing on Form 12b-25 is made as of November 14, 2006, and the Company undertakes no duty to update this information.

ReGen Biologics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2006	By:	/s/ Brion D. Umidi

Name: Brion D. Umidi
Title: Senior Vice President and Chief Financial Officer